Mail Stop 4-6

March 11, 2005


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451

Re:	Unica Corporation
	Amendment No. 2 to Registration Statement on Form S-1
	File No. 333-120615

Dear Mr. Lee:

      We have reviewed your amended filing and have the following comments.  We welcome any questions you may have about our
comments
or any other aspect of our review.   Feel free to call us at the
telephone numbers listed at the end of this letter.

Prospectus Summary

1. Prior comment no. 3. Please revise your disclosure to support your statement that EMM software provides a "substantial, measurable return on investment."

Risk Factors

Our international operations expose us to additional business risks..., pp. 10-11

2. In view of the recent opening of a research and development office in India tell us and disclose in management`s discussion and analysis the impact of any significant regulatory or legal restrictions on future operations and liquidity you will be subject to. Known events and uncertainties which are reasonably likely to impact future results of operations and liquidity in a material way should be discussed in management`s discussion and analysis. Please see Item
303 of Regulation S-K.

Use of Proceeds

3. Prior comment no. 5. We note your revised disclosure regarding the $1 million payment to holders of your Series B preferred stock.
Your revised disclosure states that the $1 million payment is in accordance with your charter. Your responses to our comments, however, suggest that the fixed-amount payment was a negotiated agreement between you and holders of your Series B preferred stock.
Please explain or otherwise reconcile. The instrument reflecting this payment (e.g., your revised charter) should be filed as an exhibit.

Dividend Policy and Note 17. Subsequent Events (Unaudited)

4. Please advise whether the $10 million one-time dividend is related to your negotiated agreement with the holders of your Series B preferred stock. We note that the negotiated amount with the holders of Series B preferred stock is significantly less than what they appear to be entitled to per your prior disclosure and your charter.
If so, please consider providing additional disclosure here or elsewhere in your prospectus elaborating on the terms of the negotiated agreement and its relationship to the two dividends. Further, please provide a discussion in this section regarding the business reason for the special dividend. Please also note that your certain transactions discussion should be revised to reflect the special dividend.

5. Please explain why you have not given the planned $10 million dividend payout pro forma treatment reflecting the distribution accrual in the historical balance sheet and throughout financial presentations elsewhere in the filing. Also tell us why for purposes of SAB Topic 1:B.3 the planned dividend would not be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous 12 months. Tell us how your presentation complies or will comply with SAB Topic 1:B.3.

6. In addition, please clarify your disclosure on page 21 where you
"estimate the aggregate amount of the dividend to be approximately $10 million, based on shares currently outstanding as well as
(y)our
estimate of the number of shares that will be issued upon exercises of stock options prior to the dividend record date." Explain and disclose, or cross reference to other disclosure in the filing, details regarding the dividend record date and how you estimated the option exercise impact on cash available for this dividend.

Dilution

7. Please tell us why you have not included the planned $1 million distribution to holders of your Series B preferred stock in the dilution table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, pp. 53-56

8. Prior comment no. 10. It is not clear why you believe providing greater detail on the increase in deferred revenue will not disclose meaningful trend information to investors. We note that your deferred revenue has been increasing by 100% a year, but your revenue and net cash from operating activities have not been increasing proportionally. Please explain and disclose the increase by quantification of the elements of deferred revenue causing the increase of $10 million from fiscal 2003 to 2004. We would expect revised disclosure to address the underlying causes for the increase and note any trends which may impact future operations or financial position.

Recent Accounting Pronouncements, pp. 57-58

9. Please supplementally provide the staff the EPS calculations supporting your adoption of EITF 03-06 retroactively for all periods presented.

Management

Executive Compensation, pp. 79-81

10. We note your revised disclosure with respect to the 2005 target bonuses for your named executive officers. Please briefly discuss the operating or other targets relating to such bonuses. We may have further comment upon your filing of your exhibits related to compensation and bonus plans.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, pp. F-9 to F-12

11. Please confirm to us that when you ensure that delivery is complete by electronic release of access codes near the end of the period that it is pursuant to an agreement or purchase order. Confirm that the agreement or purchase order requires you to provide your customer access codes allowing immediate possession of the software on its hardware and your accounting complies with paragraph
18 of SOP 97-2.

Note 12. Stockholders` Equity, pp. F-30 to F-32

12. Prior comments no. 16, 17 and 18. In your response, you indicate that you considered the disclosure guidance set forth in paragraphs
179 to 182 of the AICPA`s Audit and Accounting Practice Aid. It is not clear from your existing disclosure and your selection of valuation methods that you have addressed how your stock-based compensation valuations reflect the best practices for privately-held equity valuation. Please address following:

* In your financial statements, include all stock options or shares granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

* The date of grant;
* The number of options or shares granted;
* The exercise price;
* The fair value of the common stock; and
* The intrinsic value.

* In your discussion of stock-based compensation in management`s discussion and analysis, disclose the intrinsic value of outstanding vested and unvested options based on estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

* You also indicate in the February 18, 2005 response that the board of directors determined the fair value of your common stock as of July 23, 2004 and October 28, 2004 were based on the preliminary valuation received from Deutsche Bank, the underwriter. In addition, you note on page 10 of your letter that on January 27, 2005 additional option grants were made with the board of directors making the common stock fair value determination on that date to be $6 a share. Please explain to us why you believe you have obtained objective evidence of your common stock fair value from a preliminary valuation range received from the underwriter and from a determination of your board of directors. We would expect that since you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist in these circumstances, the following should be disclosed in your management`s discussion and analysis:

* A discussion of the significant factors, assumptions, and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated initial public offering price;
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

* Furthermore, you indicate in your February 18, 2005 response that the board of directors determined the fair value of your common stock as of April 26, 2004 based on a linearity relationship between the valuation from Huron and the July 22, 2004 preliminary valuation range from Deutsche Bank, which yielded an estimated fair value of $4.12 per share on April 26, 2004. Due to a strong operating result for the three months ended March 31, 2004, you increased the fair value of your common stock to $4.50 as of April 26, 2005. Your explanation appears to be highly judgmental and your valuation approach does not appear to reflect the best practices. Provide us with sufficient and objective verifiable evidence to support this fair value determination.

* Please update your response and disclosure related to prior comment no. 63 in your letter of January 11, 2005 with respect to recordation of a beneficial conversion feature arising from the pending consummation of the initial public offering. You indicate that the
Series B preferred stock issuance may have had a contingent beneficial conversion feature at the time of issuance. In your response address the specific requirements of EITF 98-5 and EITF 00-
27. Please revise your disclosure throughout the document to discuss the impact of the contingent nature and recognition of a beneficial conversion feature.

13. Please tell us what consideration your auditors gave to consultation with their National office regarding your stock valuation accounting and disclosure.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 842-5552, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 942-2949, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000